Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2024

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of March 17, 2025. This MD&A is intended to help the reader understand, and should be read in conjunction with, the audited annual consolidated financial statements of Almaden for the financial year ended December 31, 2024 and supporting notes. The financial statements have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management is responsible for the preparation and integrity of the Company’s financial statements, including the maintenance of appropriate information systems, procedures and internal controls. The audit committee of the board of directors of the Company (the “Board”) meets with management regularly to review the Company’s financial statements and MD&A, and to discuss other financial, operating and internal control matters.

All currency amounts used in this MD&A are expressed in Canadian dollars unless otherwise noted.

The Company’s common stock is quoted on the Toronto Stock Exchange under the symbol “AMM” and the OTCQB under the symbol “AAUAF”.

This MD&A contains forward looking statements that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but the nature of its business will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the heading “Risk factors” in our Annual Information Form (“AIF”) and those set forth in this MD&A under the headings “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

ADDITIONAL INFORMATION

The Company’s financial statements, MD&A and additional information relevant to the Company, including the Company’s AIF for the year ended December 31, 2024, can be found on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

ANNUAL HIGHLIGHTS

During the year, the Company formally initiated international arbitration proceedings against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). Almaden is pursuing this arbitration together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries. Through a subsidiary, Almadex held a 2% net smelter return royalty on the Ixtaca project.

The international arbitration proceedings against Mexico are being prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”). Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico (the “Claims”). Almaden has retained Boies Schiller Flexner LLP to act as legal counsel in this matter.

1

By way of background, Almaden initiated the six-month consultation period required under the CPTPP on December 13, 2023. Mexico agreed to hold one consultation meeting, which took place on May 30, 2024, but it did not result in an amicable resolution of the investment dispute. The Company filed notice of its intention to submit a claim to arbitration against Mexico under the CPTPP on March 14, 2024, triggering a 90-day notice period prior to filing. Finally, on June 17, 2024 the Company announced that it had filed its Request for Arbitration with ICSID.

On June 27, 2024, the Company announced that it had agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process.

Should the Claims result in an award of damages (“Claim Proceeds”), the pro rata portion of the Claim Proceeds, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro rata share of the costs of pursuing the Claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the Claims.

Coincidental with announcing the LMA, Almaden entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue the Claims. This funding is expected to cover all legal, tribunal and external expert costs of the Claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that Claim Proceeds are recovered from Mexico, with such repayment being a contingent entitlement to the Claim Proceeds.

Finally, also on June 27, 2024, Almaden announced that it had agreed with Almadex to extend the maturity of the gold loan (see press release of May 14, 2019) from March 31, 2026 to the earlier of March 31, 2030, or the receipt by Almaden or its subsidiary of any Claim Proceeds.

In return for this amendment, in addition to its obligation to repay the gold loan, Almaden agreed to pay Almadex 2.0% of the gross amount of any Claim Proceeds that Almaden may receive as a result of the Claims, such repayment to be subordinate to amounts due under the LFA, and any additional legal and management costs.

The following key milestones were met during 2024 after the filing of the Request for Arbitration:

•	Each of the Company and Mexico appointed an arbitrator to the three-person arbitration panel (the “Tribunal”);
•	The third and presiding arbitrator was also appointed, and the Tribunal duly constituted. The place of the arbitration is Washington, D.C.;
•	The Tribunal held its first session with the Company and Mexico on November 20, 2024;
•	As determined by the Tribunal, the Company will submit its Memorial document, which describes in detail the Company’s legal arguments and evidence, by March 20, 2025;
•	The Company has engaged a quantum expert to assess the damages relating to the Claim. This work will form an important part of the Memorial submission;
•	The Company and its legal representatives continued to prepare the case. Document analysis and interviews with pertinent personnel and experts progressed as scheduled.

As at December 31, 2024, cumulative legal and arbitration costs covered by the LFA totaled US$1,373,960. While the Company is vigorously pursuing this Claim, its preference is for a constructive resolution with Mexico that results in a positive outcome for all stakeholders.

2

After year end, on March 3, 2025, the Company announced that it had entered into a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”).

Closing of the transaction is subject to certain conditions, including completion by the Purchaser of a final inspection, and is expected to occur on or prior to August 31, 2025. The Purchase Price is payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement.
•	US$3,000,000 shall be paid upon verification of transport scheduling (expected to take place on or around March 31, 2025).
•	US$2,000,000 shall be paid following the final inspection (expected to take place on or around April 30, 2025).
•	US$2,700,000 shall be paid when the assets are prepared for shipment (expected to take place on or around August 31, 2025), subject to adjustment based on the final inspection.

15% of the Purchase Price is payable as a commission by Almaden to an equipment sales broker.

OVERALL PERFORMANCE

Overview

Company Mission and Focus

The Company’s goal is to evaluate exploration and development opportunities while also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

RISKS AND UNCERTAINTIES

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s AIF for the year ended December 31, 2024, as filed on SEDAR on March 17, 2025, under the heading “Annual Information Form”.

Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Title to mineral properties

While the Company investigates title to its mineral properties, this should not be construed as a guarantee of title. Any properties held by the Company may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company does not hold title to the Tuligtic property or the Ixtaca project.

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Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulations. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws, Regulations, and Permits

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety, waste disposal, protection of the environment, protection of historic and archeological sites, protection of endangered and protected species and other matters in all the jurisdictions in which it operates. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. The Company applies the expertise of its management, advisors, legal counsel, employees and contractors to ensure compliance with current laws.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective shareholders. The Company has traditionally sought joint venture partners to fund in whole or in part exploration projects. Offering an interest in its projects to partners would dilute the Company’s interest in the projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At March 17, 2025, there were 11,635,000 stock options outstanding. Directors and officers hold 9,650,000 of the options and 1,985,000 are held by employees and consultants of the Company. No warrants were outstanding as at March 17, 2025.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

4

Volatility of share price

Market prices for shares of early-stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time-to-time to conflicts of interest. If a conflict arises, the Company may miss the opportunity to participate in certain transactions.

Risk related to proceedings under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)

On December 13, 2023 the Company delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the CPTPP relating to an investment dispute with Mexico, on March 14, 2024, the Company delivered to Mexico notice of its intention to submit a claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP, and on June 14, 2024 the Company announced that it had commenced international arbitration proceedings against Mexico by filing its Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”). These legal proceedings, or others that could be brought against or by the Company in the future, could have a material adverse effect on our financial position or prospects. While the Company believes it has valid reasons to commence legal proceedings, litigation matters are inherently uncertain and there is no guarantee that the arbitration will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure or maintain the necessary funding to advance any legal proceedings.

Political, economic and social environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, interest rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in jurisdictions where the Company operates may adversely affect the Company’s business.

5

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

The Company may be subject to legal proceedings that arise in the ordinary course of business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

The prices of gold, silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of mineral properties. The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company believes it currently has sufficient financial resources to undertake all of its currently planned programs.

6

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often subjective, include but are not limited to, that the right to explore the assets has expired or will soon expire and is not expected to be renewed, that substantive expenditure of further exploration is not planned, or that results are not compelling enough to warrant further exploration by the Company.

At December 31, 2024, the Company concluded that impairment indicators existed with respect to its exploration and evaluation assets and an impairment of exploration and evaluation assets of $55,374 (2023 - $63,823,478 was recognized.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected consolidated financial information for the Company’s three most recently completed financial years. All amounts shown are stated in Canadian dollars, the Company’s functional and reporting currency, in accordance with IFRS:

	Year ended December 31, 2024 ($)	Year ended December 31, 2023 ($)	Year ended December 31, 2022 ($)
Revenue	Nil	Nil	Nil
Other income (loss)	(280,914)	(62,351,824)	(5,080,644)
Net loss and comprehensive loss	(2,875,061)	(64,148,145)	(11,838,257)
Basic & diluted net loss per share	(0.02)	(0.47)	(0.09)
Working capital	4,419,904	4,830,735	7,463,140
Total assets	11,781,625	12,714,764	78,050,210
Total long-term liabilities	8,291,387	5,936,222	8,456,558
Cash dividends declared – per share	Nil	Nil	Nil

Annual variances in other income (loss) are dependent on the interest income earned from various levels of cash balances, financing activities related to the gold loan and cost recoveries from administrative services earned from Azucar Minerals Ltd. (“Azucar”) and Almadex. The main changes in net loss and comprehensive loss include loss on loan extension from the Almadex gold loan, share-based payments relating to the fair values of stock options granted, professional fees relating to the legal challenges against the Mexican government, and foreign exchange gain (loss) from foreign exchange rate fluctuations. Further details are discussed in Review of Operations and Financial Results section below.

Working capital decreased by $410,831 at year ended December 31, 2024 compared to December 31, 2023 primarily due to operational cash usage during 2024. Working capital decreased by $2,632,405 at year ended December 31, 2023 compared to December 31, 2022 primarily due to operational cash usage during 2023 without any cash inflows from financing.

Total assets reduced by $0.9 million in fiscal year 2024 compared to fiscal year 2023 due to cash usage during fiscal year 2024. Total assets reduced by $65.3 million in fiscal year 2023 compared to fiscal year 2022 due to the impairment of exploration and evaluation assets of $63.8 million from the Tuligtic property.

The increase of $2,355,165 in total long term liabilities at fiscal year 2024 compared to fiscal year 2023 is mainly the result of the $2,469,145 in gold loan payable. The decrease of $2,520,336 in total long term liabilities at fiscal year 2023 compared to fiscal year 2022 is mainly the result of the $3,090,208 decrease of deferred income tax liability and $102,787 decrease of warrant liability, offset by $773,190 increase in gold loan payable.

7

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company’s eight most recently completed fiscal quarters, stated in Canadian dollars in accordance with IFRS:

	Quarter Ended Dec 31, 2024 ($)	Quarter Ended Sep 30, 2024 ($)	Quarter Ended June 30, 2024 ($)	Quarter Ended Mar 31, 2024 ($)
Revenue	Nil	Nil	Nil	Nil
Other income (loss)	189,233	510,168	(1,006,744)	26,429
Comprehensive loss	(129,748)	(210,403)	(1,781,844)	(753,066)
Basic & diluted net loss per share	(0.00)	(0.00)	(0.01)	(0.01)
Total assets	11,781,625	11,844,778	11,920,179	12,160,073
Total long term liabilities	8,291,387	7,009,055	6,850,931	5,316,487
Cash dividends declared	Nil	Nil	Nil	Nil

	Quarter Ended Dec 31, 2023 ($)	Quarter Ended Sep 30, 2023 ($)	Quarter Ended June 30, 2023 ($)	Quarter Ended Mar 31, 2023 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	(63,720,807)	410,524	432,495	525,964
Comprehensive loss	(62,055,407)	(760,048)	(782,425)	(550,265)
Basic & diluted net loss per share	(0.45)	(0.01)	(0.01)	(0.00)
Total assets	12,714,764	76,616,631	76,932,845	77,474,606
Total long term liabilities	5,936,222	7,893,373	7,744,769	7,817,837
Cash dividends declared	Nil	Nil	Nil	Nil

Quarterly variances in other income are dependent on the interest income earned from various levels of cash balances, financing activities related to the gold loan and cost recoveries from administrative services earned from Azucar Minerals Ltd. (“Azucar”) and Almadex. The main changes in comprehensive loss include non-cash impairments, share-based payments relating to the fair values of stock options granted, professional fees relating to the legal matters, fair value adjustment on the gold loan payable and foreign exchange gain (loss) from foreign exchange rate fluctuations. Further details are discussed in Review of Operations and Financial Results section below.

Review of Operations and Financial Results

Results of Operations for the three months ended December 31, 2024 compared to the three months ended December 31, 2023

For the three months ended December 31, 2024, the Company recorded a comprehensive loss of $129,748, or $0.00 per common share, compared to a comprehensive loss of $62,055,407, or $0.45 per common share, for the three months ended December 31, 2023. The decrease in comprehensive loss of $61,925,659 was primarily a result of a $1,105,827 decrease in operating expenses and a $63,910,040 increase in other income.

As the Company is in exploration stage, it has no revenue from mining operations. Other income of $189,233 (2023 – Other loss of $63,720,807) during the three months ended December 31, 2024 relates primarily to the impairment of exploration and evaluation assets of $40,114 (2023 – $63,823,478) from the Tuligtic Property in Mexico. Another contributing factor is the unrealized foreign exchange loss on gold loan payable of $531,002 compared to an unrealized foreign exchange gain on gold loan payable of $49,920 for the three months ended December 31, 2023, due to an increase in foreign exchange of the USD in 2024.

The Company has an administrative services agreement with Azucar and Almadex whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. During Q4 2024, the Company a higher administrative services fees earned from Azucar of $40,867 (2023 - $19,499), and a decrease in administrative service fees from Almadex of $257,827 (2023 - $564,921) due to operational activities within each company.

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Operating expenses were $318,981 during the three months ended December 31, 2024 (2023 - $1,424,808). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The decrease in operating expenses of $1,105,827 is mainly due to a decrease of $67,300 from no stock option grants in 2024 Q4 compared to the 2023 Q4 share-based payments. Another contributing factor to a decrease in operating expenses is the decrease in professional fees of $431,990 in 2024 Q4 compared to 2023 Q4 due to the reduction of consulting needs in Mexico as the activities of the Tuligtic Project shuts down.

Results of Operations for the twelve months ended December 31, 2024 compared to the twelve months ended December 31, 2023

For the twelve months ended December 31, 2024, the Company recorded a comprehensive loss of $2,875,061, or $0.02 per common share, compared to a comprehensive loss of $64,148,145, or $0.47 per common share, for the twelve months ended December 31, 2023. The decrease in comprehensive loss of $61,273,084 was primarily a result of a $62,070,910 decrease in other income and a $2,292,382 decrease in operating expenses.

As the Company is in exploration stage, it has no revenue from mining operations. Other loss of $280,914 (2023 – $62,351,824) during the twelve months ended December 31, 2024, relates primarily to the loss on derecognition of gold loan payable of $372,941 (2023 - $Nil) due to the settlement of the gold loan from Almadex to extend the maturity date to March 31, 2030 and the fair value adjustments on gold loan payable of $1,199,904 (2023 - $538,975) from the revised valuation made during 2024. Another contributing factor is the unrealized foreign exchange loss on gold loan payable of $600,749 compared to an unrealized foreign exchange gain on gold loan payable of $55,949 for the twelve months ended December 31, 2023.

The impairment of exploration and evaluation assets is due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic Property. In light of these events and the investment dispute with Mexico under CPTPP, the Company carried out an impairment assessment of the Tuligtic Property and took a prudent approach in our judgement of the facts and circumstances, and based on the cancelled mineral concessions, the Company determined the recoverable amount under applicable accounting standards to be $1 as at December 31, 2024. As a result, the Company recognized a full impairment loss of $55,374 (2023 - $63,823,478) as of the twelve months ended December 31, 2024. This impairment has been taken without prejudice to, or without at present attributing any specific value to the legal remedies that may be obtained through any arbitration proceedings or otherwise.

The Company has an administrative services agreement with Azucar and Almadex whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. During 2024, the Company received minimal increase in administrative services fees from Azucar of $117,868 (2023 - $75,853) and a decrease in administrative service fees from Almadex of $1,040,186 (2023 - $1,346,494) due to operational activities within each company.

Operating expenses were $2,594,147 during the twelve months ended December 31, 2024 (2023 - $4,886,529). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The decrease in operating expenses of $2,292,382 is mainly due to a decrease of $810,150 from no stock option grants during the twelve months ended December 31, 2024, compared to December 31, 2023 share-based payments. Another contributing factor to a decrease in operating expenses is the decrease in professional fees of $794,717 during the twelve months ended December 31, 2024, compared to December 31, 2023 due to the reduction of consulting needs in Mexico as the activities of the Tuligtic Project shuts down.

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LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2024, the Company had working capital of $4,419,904, including cash and cash equivalents of $3,155,750, compared to working capital of $4,830,735, including cash and cash equivalents of $4,245,983 at December 31, 2023. The decrease in working capital of $410,831 is due the cash balances being used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $8,291,387 at December 31, 2024 compared to $5,936,222 at December 31, 2023 that relates to other components of long-term liabilities relate to long-term portion of lease liabilities of $163,124 (December 31, 2023 - $277,104) for office lease, and gold loan payable of $8,128,263 (December 31, 2023 - $5,659,118) entered with Almadex on May 14, 2019 related to the gold loan.

Three months ended December 31, 2024

Net cash used in operating activities during the three months ended December 31, 2024 was $153,437 (2023 - $250,487), after adjusting for non-cash activities.

Net cash used in investing activities during the three months ended December 31, 2024 was $40,114 (2023 – $142,804) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash used in financing activities during the three months ended December 31, 2024 was $32,980 (2023 - $32,155).

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

Twelve months ended December 31, 2024

Net cash used in operating activities during the twelve months ended December 31, 2024 was $902,436 (2023 - $1,483,006), after adjusting for non-cash activities.

Net cash used in investing activities during the twelve months ended December 31, 2024 was $56,702 (2023 – $801,290) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash used in financing activities during the twelve months ended December 31, 2024 was $131,095 (2023 - $127,797).

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of date of this MD&A, there were 137,221,408 common shares issued and outstanding and 148,856,408 common shares outstanding on a diluted basis. The Company had the following common shares outstanding as at the dates indicated:

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2023	137,221,408	$141,040,654
December 31, 2024	137,221,408	$141,040,654
March 17, 2025	137,221,408	$141,040,654

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Share Issuances during Fiscal 2024

The Company had no share issuances during the year ended December 31, 2024.

Warrants

The table in Note 10(c) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2024 summarizes information about warrants outstanding as at December 31, 2024.

Stock Options

The Company grants directors, officers, employees, and contractors options to purchase common shares under its stock option plan. This plan and its terms, as well as options outstanding as at December 31, 2024, are detailed in Note 10(d) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2024.

The following table summarizes information about stock options outstanding at March 17, 2025:

Expiry date	Exercise price	December 31, 2024	Granted	Exercised	Expired	March 17, 2025
March 7, 2027	$0.38	1,000,000	-	-	-	1,000,000
June 10, 2027	$0.33	3,375,000	-	-	(15,000)	3,360,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	(15,000)	840,000
February 14, 2028	$0.30	600,000	-	-	-	600,000
April 3, 2028	$0.26	1,575,000	-	-	-	1,575,000
July 10, 2028	$0.16	2,470,000	-	-	-	2,470,000
September 19, 2028	$0.18	1,035,000	-	-	-	1,035,000
Options outstanding and exercisable		11,665,000	-	-	(30,000)	11,635,000
Weighted average exercise price		$ 0.27	-	-	$0.33	$0.27

ENVIRONMENTAL PROVISIONS AND POTENTIAL ENVIRONMENTAL CONTINGENCY

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

TRANSACTIONS WITH RELATED PARTIES

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar and Almadex (Note 11(b) of the December 31, 2024 consolidated financial statements) was as follows:

Year ended December 31, 2024	Fees	Share-based Payments	Total

Chair	$18,000	$-	$18,000
President & CEO	34,500	-	34,500
CFO	68,750	-	68,750
Executive VP	150,000	-	150,000
Directors	120,000	-	120,000
	$391,250	$-	$391,250

Year ended December 31, 2023	Fees	Share-based Payments	Total

Chair	$21,600	$103,500	$125,100
President & CEO	50,457	113,500	163,957
CFO	101,250	76,000	177,250
Executive VP	225,000	73,000	298,000
VP Project Development	50,588	42,000	92,588
Directors	140,000	294,000	434,000
	$588,895	$702,000	$1,290,895

Year ended December 31, 2022	Fees	Share-based Payments	Total

Chair	$55,354	$173,000	$228,354
President & CEO	166,256	481,250	647,506
CFO	118,600	154,700	273,300
Executive VP	144,225	152,350	296,575
VP Project Development	60,000	-	60,000
Directors	145,000	251,000	396,000
	$689,435	$1,212,300	$1,901,735

(1)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables.
(2)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administration Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2024, the Company received $117,868 (2023 - $75,853; 2022 - $185,068) from Azucar for administrative services fees included in other income and received $1,040,186 (2023 - $1,346,494; 2022 - $1,191,360) from Almadex for administrative services fees included in other income.

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At December 31, 2024, included in accounts receivable is $29,170 (December 31, 2023 - $7,005) due from Azucar, and $193,155 (December 31, 2023 - $369,045) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

(c)	Other related party transactions

During the year ended December 31, 2024, the Company employed the Chair’s daughter for a salary of $41,300 less statutory deductions (2023 - $45,300; 2022 - $48,800) for marketing and administrative services provided to the Company.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Significant assumptions are discussed in Critical Accounting Estimates section of this MD&A.

Except for warrant liability and gold loan payable, the Company does not carry any financial instruments at fair value through profit or loss (FVTPL).

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk, and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican Peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2024, the Company was exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,268,308	$56,436
Accounts receivable and prepaid expenses	15,411	319
Gold in trust	1,491,281	-
Total assets	$3,775,000	$56,755

Trade and other payables	$292	$5,725
Gold loan payable	8,128,263	-
Total liabilities	$8,128,555	$5,725

Net assets	$(4,353,555)	$51,030

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $435,000.

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A 10% change in the Mexican Peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $5,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2024, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $32,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

A 1% change in the commodity price would change the Company’s net loss by $15,000.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

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Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Gold loan payable	8,128,263	-	-	8,128,263

Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations for the foreseeable future. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to the management of capital during the period. The Company is not subject to externally imposed capital requirements.

Subsequent event

On March 3, 2025, the Company announced that it had entered into a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”). Closing of the transaction is subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price is payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement.
•	US$3,000,000 shall be paid upon verification of transport scheduling.
•	US$2,000,000 shall be paid following the final inspection.
•	US$2,700,000 shall be paid when the assets are prepared for shipment, subject to adjustment based on the final inspection.

15% of the Purchase Price is payable as a commission by Almaden to an equipment sales broker.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgements about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Actual outcomes may differ from these judgements and estimates. These estimates and assumptions are also affected by management’s application of accounting policies, which is contained in Note 2 (d) of the December 31, 2024 annual consolidated financial statements. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

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Significant assumptions about the future, and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

o	the analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators, including the currency in which funds from financing activities are denominated and the currency in which funds are retained;

o	Management makes an assessment about the Company’s ability to continue as a going concern by taking into the account the consideration of the various factors discussed in Note 1. Judgement is applied by management in determining whether or not the elements giving rise to factors that cause doubt about the ability of the Company to continue as a going concern are present;

o	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

o	the provision for income taxes which is included in profit or loss and composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;

o	the assessment of indications of impairment of property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable; and

o	the estimated incremental borrowing rate used to calculate the lease liabilities.

In addition to the foregoing, the Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control.

CHANGES IN ACCOUNTING POLICY, INCLUDING INITIAL ADOPTION

Application of new and revised accounting standards effective January 1, 2025

New accounting standards adopted

In October 2023, the IASB issued amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current and Noncurrent Liabilities with Covenants. These amendments increase the disclosure required to enable users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within 12 months. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. The Company determined that these amendments didn’t have a material effect on its consolidated financial statements.

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New standards issued and not yet effective

The following new standards, amendments to standards and interpretations have been issued but are not effective during the year ended December 31, 2024.

On April 9, 2024, the IASB issued a new standard – IFRS 18, “Presentation and Disclosure in Financial Statements” with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•	the structure of the statement of profit or loss;
•	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Adoption of IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. The Company is currently assessing the impact the new standard will have on its financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2024, as required by Canadian securities law. Based on that evaluation, the CEO and the CFO concluded that, as of December 31, 2024, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings), and other reports filed or submitted under Canadian securities laws, were recorded, processed, summarized and reported within the time period specified by those laws, and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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The Company assesses annually its internal control over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations of the Company’s internal controls over financial reporting, the CEO and CFO concluded that, as of the end of the period covered by this report, the Company’s internal control over financial reporting was effective and was operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2024 that materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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CAUTIONARY NOTES REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information contained herein is made as of the date of this document and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Forward-looking information includes statements that use forward-looking terminology such as “plans”, “expects”, “budget”, “estimates”, “intends”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements included in this document include, but are not limited to, statements with respect to: the Company’s forecasts and expected cash flows; the Company’s projected capital and operating costs; the timing, outcome, impact, and procedures relating to the arbitration proceedings under the CPTPP; the expected extension of the Rock Creek Mill storage; disclosure regarding litigation financing; requirements for additional capital and expected use of proceeds; the Company’s cash resources and their adequacy to meet the Company’s working capital and litigation needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; unanticipated reclamation expenses; limitations on insurance coverage; the Company’s outlook with respect to the price, demand and need for precious and other metals and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to finance the arbitration process, and continued respect for the rule of law in Mexico, future economic and political conditions; future currency exchange rates remaining as estimated; availability of funds; favourable equity capital markets; the ability to raise any necessary capital on reasonable terms to advance the Company’s business objectives; future metal prices; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks related to: resource exploration and development; uncertainty in developing a commercially viable mining operation; history of net losses; lack of cash flow and assurance of profitability; the need for additional capital; uncertainty of obtaining additional funding requirements; the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; treatment of environmental matters and indigenous consultation under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca project; uncertainty as to the outcome of arbitration; community relations; governmental regulations; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations; governmental regulations and the ability to obtain necessary licences and permits; possible dilution to present and prospective shareholders; the material risk of dilution presented by a large number of outstanding share purchase options; volatility of share price; mineral prices not supporting corporate profit; unfavourable laws and regulations; political risk in jurisdictions where the Company operates; certainty of mineral title and the outcome of litigation; political, economic and social uncertainties; community relations; uncertainty of reserves and mineralization estimates; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in environmental laws; dependence on management and other key personnel; conflicts of interest; foreign operations; changes to taxation regimes; foreign currency fluctuations; operating hazards and risks associated with the mining industry; the ability to manage growth; competition from other mining exploration companies; lack of a dividend policy; cybersecurity risks; foreign incorporation and civil liabilities; the Company being deemed a passive foreign investment company; the relatively low trading volume of the Common Shares; impairment of exploration and evaluation assets;; accidents, labour disputes and other risks of the mining industry; availability of third party contractors; failure of equipment to operate as anticipated; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; and the unknown direct and indirect consequences of the COVID-19 pandemic, as well as those factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form and all exhibits attached thereto. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

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BOARD OF DIRECTORS AND MANAGEMENT

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Kevin O’Kane, P.Eng, GCB.D

Alfredo Phillips, ACT, MPA

Ria Fitzgerald, B.Com, CFA

Audit Committee members:

Ria Fitzgerald, B.Com, CFA

Kevin O’Kane, P.Eng, GCB.D

Alfredo Phillips, ACT, MPA

Compensation Committee members:

Alfredo Phillips, ACT, MPA

Ria Fitzgerald, B.Com, CFA

Kevin O’Kane, P.Eng, GCB.D

Nominating & Corporate Governance Committee members:

Alfredo Phillips, ACT, MPA

Kevin O’Kane, P.Eng, GCB.D

Ria Fitzgerald, B.Com, CFA

Management:

Duane Poliquin, P.Eng – Chair

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer, Corporate Secretary

Douglas McDonald, M.A.Sc, B.Com. – Executive Vice President

John Thomas, P.Eng, BSc., MSc. PhD – Vice President, Project Development

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